Mail Stop 3561

November 1, 2006

Robert Giardina
Chief Executive Officer
Town Sports International Holdings, Inc.
888 Seventh Avenue, 25th Floor
New York, New York 10106

Re: **Town Sports International Holdings, Inc.**
        File No. 333-114210
        Form 10-K: For the Year Ended December 31, 2005
        Form 8-K filed March 1, 2006

Dear Mr. Giardina:

        We have reviewed your October 23, 2006 correspondence and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1. We have reviewed your response to our prior comment number 2. However, we do not believe that you have fully addressed the concerns raised in our prior comment. Based upon your response, it appears that a portion of the cash outflow related to your July 2006 redemption of 35% of the aggregate principal amount of your 11% Senior Discount Notes will be reflected as a reduction to Cash Flows From Operations, while the portion that relates to the redemption of the original principal balance of the notes, as well as any related premiums, will be recorded within Cash Used in Financing Activities. In this regard, please tell us i) the specific amounts of the approximately $56,644,000 accreted principal amount redeemed on July 7, 2006 which will be reflected in each the operating activities and financing activities sections of your cash flow statement and ii) how you have determined the portion of the redeemed notes that relates to the "original principal

balance" versus the PIK notes. To the extent that you have used a specific methodology to allocate the redeemed principal amount between the original principal balance and the PIK notes, please provide a detailed description of your method of allocation, and tell us why you believe your method is appropriate.

Form 8-K filed March 1, 2006

2. We have reviewed your response to our prior comment number 7. However, we do not believe that you have provided substantial evidence that the measure which you have characterized as "Adjusted EBITDA" is useful to your investors. In this regard, it appears that you have presented "Adjusted EBITDA" as a performance measure, as you have reconciled your non-GAAP measure to net income. However, we do not believe that you have adequately explained why a performance measure that adjusts net income for recurring and/or cash-settled items other than interest, taxes, depreciation, and amortization is beneficial to your investors. In addition, we do not concur with management's statement that you are removing items that are generally of a non-operating nature, as the non-cash rental expenses and compensation expenses are classified within operating income in your historical consolidated financial statements. Please also note that the internal use of "Adjusted EBITDA" by your management and Board of Directors or its use for performance-based components of employee compensation does not evidence the usefulness of the measure to your investors. As such, we believe that you should discontinue the disclosure of your non-GAAP measure as a performance measure.

On the contrary, in certain circumstances, a measure such as "Adjusted EBITDA" may be deemed useful when presented as a liquidity measure if i) such measure is necessary to assess compliance with a covenant that is believed to be a material term to a material credit agreement and ii) information about the covenant is believed to be material to an investor's understanding of the company's financial condition and/or liquidity. However, in such circumstances, the measure characterized as "Adjusted EBITDA" should be computed in accordance with its definition in the credit agreement (i.e. a substantially similar metric would not appear appropriate), should be reconciled to a measure of cash flow (e.g. operating cash flow), and should be accompanied by disclosure which explains the significance of the related covenant(s) to an investor's understanding of the company's financial condition and/or liquidity.

As noted above, we do not believe that you have provided substantive evidence of the usefulness of disclosing "Adjusted EBITDA" as a performance measure. However, we may not object to the disclosure of "Adjusted EBITDA" -- computed in accordance with one of your material credit agreements and presented as a measure of liquidity -- if both the credit agreement and the related covenant(s) that is computed based upon "Adjusted EBITDA" are deemed to be material to an investor's understanding of your financial condition and/or liquidity. In this regard, if you elect to present "Adjusted EBITDA" as a liquidity measure in future Form 8-K's, please compute your non-GAAP measure in accordance with an applicable credit agreement and reconcile your measure to a measure of cash flow. In addition, your future Form 8-K's should then discuss i) the materiality of the credit agreement(s) and the covenant(s) which triggered the presentation of your non-GAAP measure – giving appropriate consideration to your recent debt redemptions, ii) the amount(s) or limit(s) required for compliance with the relevant covenant(s), iii) the financial covenant ratios calculated for your company as of the latest fiscal year and/or interim period presented in your Form 8-K, and iv) the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition or liquidity. Furthermore, if you elect to present "Adjusted EBITDA" as a measure of liquidity, please provide a sample of the disclosure you expect to include in your future Form 8-K's. Alternatively, please discontinue the disclosure of "Adjusted EBITDA," altogether.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant